UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2015
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Mario Pani No. 100
Col. Santa Fe Cuajimalpa
Delegación Cuajimalpa
México, D.F. 03348

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

Coca-Cola FEMSA inaugurates state-of-the-art facilities in Brazil and Colombia

Mexico City – June 12, 2015 – Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest franchise bottler of Coca-Cola products in the world, announces the inauguration of its new, state-of-the-art bottling facilities in Brazil and Colombia with a combined investment of more than US$500 million.

Built to LEED certification standards, these plants set a benchmark in sustainability in the Coca-Cola System globally, implementing the latest technology to deliver a more efficient use of energy and water, as well as using energy co-generation systems.

“Through these investments, we reaffirm our commitment with the continuous generation of economic, social and environmental value in Brazil and Colombia. With the help and support of the authorities and communities where we have built these state-of-the-art plants, our team’s hard work and commitment has made it possible to equip these facilities with the most advanced technology available in the beverage industry in order to implement the most innovative and sustainable production processes. Going forward, we are certain that Colombia and Brazil represent a solid investment platform, with attractive growth potential and an opportunity to better serve 119 million consumers in these two countries,” said John Santa Maria, Chief executive Officer of Coca-Cola FEMSA.

With an investment of US$258 million, the plant of Itabirito, Minas Gerais, Brazil began construction in 2012 and started operations in November 2014. With an annual production capacity of approximately 370 million unit cases, this plant is expected to generate more than 600 direct and indirect jobs.

Coca-Cola FEMSA’s plant in Tocancipá, Colombia, began construction in 2013 and was completed to begin operations in February 2015. Through an investment of more than US$219 million, this plant is expected to generate approximately 450 direct and indirect jobs and have an annual production capacity of approximately 130 million unit cases.

Stock listing information

Mexican Stock Exchange, Ticker: KOFL | NYSE (ADR), Ticker: KOF | Ratio of KOF L to KOF = 10:1

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Fanta, Sprite, Del Valle, and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City, as well as southeast and northeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, the state of Paraná, part of the state of Goias, part of the state of Rio de Janeiro and part of the state of Minas Gerais), Argentina (federal capital of Buenos Aires and surrounding areas) and Philippines (nationwide), along with bottled water, juices, teas, isotonics, beer, and other beverages in some of these territories. The Company has 64 bottling facilities and serves more than 351 million consumers through more of 2,800,000 retailers with more than 120,000 employees worldwide.

Investor Relations:

Roland Karig

roland.karig@kof.com.mx

(5255) 1519-5186

José Manuel Fernández

josemanuel.fernandez@kof.com.mx

(5255) 1519-5148

Tania Ramírez

tania.ramirez@kof.com.mx

(5255) 1519-5013

Website: www.coca-colafemsa.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Héctor Treviño Gutiérrez
Héctor Treviño Gutiérrez Chief Financial Officer

Date: June 11, 2015